EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended October 31, 2012, the Huber Funds made the following permanent tax adjustments on the statements of assets and liabilities:

	Undistributed Net Investment Income/(Loss)	Accumulated Net Realized Gain/(Loss)	Paid-in Capital
Equity Income Fund	$(74)	$74	$ -
Small Cap Value Fund	(221)	221	-

The reclassifications have no effect on net assets or net asset value per share.